EXHIBIT 99.2

BROOKFIELD INFRASTRUCTURE CORPORATION

REPORT ON VOTING RESULTS

Annual Meeting of Shareholders

June 17, 2021

National Instrument 51-102 – Section 11.3 (Canada)

The Annual Meeting of Shareholders of Brookfield Infrastructure Corporation (the “Corporation”) was held on Tuesday, June 17, 2021 at 9:00 a.m. in a virtual meeting format (the “Meeting”). At the Meeting, shareholders holding 30,129,846 class A exchangeable subordinate voting shares (“Exchangeable Shares”), representing 67.03% of the Corporation’s 44,950,382 issued and outstanding Exchangeable Shares on the record date for the Meeting, and one class B multiple voting share (“Class B Share”), representing 100% of the Corporation’s issued and outstanding Class B Shares on the record date for the Meeting, were represented in person or by proxy.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Share was entitled to a total of 134,851,146 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Meeting, voting together as a single class.

Election of Directors

All of the eight nominees proposed by management for election to the Board of Directors of the Corporation were nominated and elected at the Meeting by acclamation. As indicated below, each director elected at the Meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director.

Management received the following proxies from holders of Exchangeable Shares and Class B Shares, voting together as a single class, in regard to the election of the eight directors nominated for election:

Director Nominee	Votes For	%	Votes Withheld	%
Jeffrey Blidner	154,706,097	95.42%	7,423,526	4.58%
William Cox	161,216,854	99.44%	912,769	0.56%
John Fees	161,208,822	99.43%	920,801	0.57%
Roslyn Kelly	162,099,291	99.98%	30,332	0.02%
John Mullen	161,420,094	99.56%	709,529	0.44%
Daniel Muñiz Quintanilla	162,069,965	99.96%	59,658	0.04%
Anne Schaumburg	161,990,442	99.91%	139,181	0.09%
Rajeev Vasudeva	162,097,440	99.98%	32,183	0.02%

Appointment of Auditors

The resolution to reappoint Deloitte LLP, as the external auditor of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the majority of both the holders of Exchangeable Shares and Class B Shares, voting together as a single class.

Management received the following proxies from the holders of Exchangeable Shares and Class B Shares on this resolution:

Outcome	Votes For	%	Votes Withheld	%
Carried	164,943,974	99.98%	36,851	0.02%

Other Business

There were no other matters coming before the Meeting that required a vote by either the holders of Exchangeable Shares or Class B Shares.

BROOKFIELD INFRASTRUCTURE CORPORATION

By:	“Michael Ryan”
Name: Michael Ryan Title: General Counsel and Corporate Secretary

Dated: June 17, 2021